Exhibit 16.1

July 26, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

We have read the statements made by Universal Stainless & Alloy Products, Inc. in Item 4.01 of its Form 8-K on July 26, 2023 and agree with the statements made concerning our Firm contained therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

/s/ Schneider Downs & Co., Inc.

Certified Public Accountants